BY EDGAR

May 16, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street N.E.

Washington, D.C. 20549

RE:              Helmerich & Payne, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2017

Filed November 22, 2017

File No. 001-04221

Dear Mr. Horowitz:

Helmerich & Payne, Inc., a Delaware company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated April 12, 2018 (the “Comment Letter”) in relation to the above-referenced Form 10-K. Set forth below in this letter is the Company’s response to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the Comments. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

Form 10-K for the Fiscal Year Ended September 30, 2017

Notes to Consolidated Financial Statements, page 54

Note 1 — Summary of Significant Accounting Policies, page 54

Valuation of Long-Lived Assets, page 56

1.              We note from your response to prior comment 1 that you have ten asset groups. Using the rig information in Item 2 — Properties of your Form 10-K, provide us with a summary of your rigs by asset group. Include a description of the characteristics supporting your asset groupings and list their respective geographic locations (e.g., by state and / or country) and contract status. Also, describe your conclusion regarding the interdependency of cash flows to the extent that you have rigs in the same asset group that are located in different countries or where there are factors that may influence transfer decisions.

Enclosed with this letter please find supplemental information captioned Exhibit I, which contains the information requested regarding our asset groups. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), we are providing this supplemental information to the Staff. We further request that the Freedom of Information Act officer of the Commission accord such supplemental information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (“Rule 83”).

As can be seen in the characteristics noted, each rig asset group contains rigs that have similar capabilities and market application and are typically interchangeable within the class. Each rig class is uniquely suited to a particular range of well depths and drilling site conditions and has significant asset standardization, such that rigs within the same class may be substituted to satisfy customer drilling requirements. Components of drilling rigs within the same rig class are regularly transferred between rigs. Although there are some minor differences noted within the hook capacity, optimum drilling depth, and drawworks horsepower within certain asset groups, the rigs within each group target the same general markets and earn relatively similar margins.

Four of our five international rig asset groups have rigs located in different countries. Drilling rigs are highly mobile and are regularly transferred between various locations, basins, and countries. However, factors such as distance, transportation costs, and country regulations may influence transfer decisions as well as variances in margin profiles. For example, costs to move U.S. based land rigs between states within the continental U.S. include only nominal trucking and transportation costs, whereas moving rigs between countries is more expensive as it also involves customs, duties, and increased transportation costs because of country regulations and the distance involved. Another important consideration in evaluating international moves of drilling rigs is the economic cost of international maintenance capital because of the way we manage our fleet.

Enclosed with this letter please also find a memorandum (the “Supplemental Memorandum”) which provides further response to your Comment. The Supplemental Memorandum is being submitted pursuant to Rule 12b-4. We further request that the Freedom of Information Act officer of the Commission accord the Supplemental Memorandum (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83.

2.              For each respective asset group, provide us with a summary of your future expectations for rig utilization levels, dayrates, and rig margins along with a comparison of the key elements of your forecast to your historical experience with similar market conditions.

Please refer to the Supplemental Memorandum discussed above and supplemental information captioned Exhibit II, each of which provides a response to your Comment and is submitted pursuant to Rule 12b-4. We further request that the Freedom of Information Act officer of the Commission accord the Supplemental Memorandum and supplemental information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83.

3.              You indicate in your response to prior comment 1 that Domestic FlexRig4 and International FlexRig4 asset groups were subject to an impairment recoverability test during the fiscal quarter ended September 30, 2017, while the remaining eight asset groups were determined to not have impairment indicators during the period. Explain the changes that occurred during the period and describe differences in circumstances that resulted in the existence of impairment indicators for the Domestic and International FlexRig4 asset groups compared to the other asset groups. See FASB ASC 360-10-35-21.

We regularly review long-lived assets for indicators of impairment in accordance with ASC section 360-10-35-21 and have recognized impairments, as required. Our review for impairment indicators is conducted at least quarterly and whenever events and changes in circumstances occur.

The drilling business is cyclical, driven by customer demand and influenced by trends in crude oil and natural gas commodity prices. We have determined there is a strong historical correlation between commodity prices and drilling rig utilization rates and margins. Due to this correlation, we considered the significant decrease in commodity prices and forward outlook in 2015 to be an impairment indicator for all rig asset groups during fiscal 2015. We subsequently continued to review for and identify, in certain circumstances, impairment indicators during fiscal 2016 and 2017 as the market recovery lagged beyond the market’s original expectations. Therefore, all of our rig asset groups were subject to impairment testing during this cyclical downturn. We recognized impairments of the Domestic Conventional 3000HP and International Conventional 1500-2500HP asset groups during fiscal years 2015 and 2016.  At the beginning of fiscal 2017, spot and near-term forward commodity prices increased. Similarly, demand for our rigs improved.

Enclosed with this letter please find supplemental information captioned Exhibit III which contains a summary, by rig asset group, of the most recent date for which we reviewed for impairment indicators, the date of our most recent impairment recoverability test, and historical impairments recognized, and which is provided pursuant to Rule 12b-4. We further request that the Freedom of Information Act officer of the Commission accord such supplemental information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83.

In the fourth fiscal quarter of 2017, we assessed whether there were indicators of impairment for our ten rig asset groups. From an overall market perspective, there were no adverse changes in the industry or business climate during the fourth quarter nor was it more-likely-than-not that the rigs will be sold or disposed of significantly before the end of their previously estimated useful lives (i.e., the circumstances included in ASC 360-10-35-21(a) through (d) and (f) were not present).

We also considered other indicators, including ASC 360-10-35-21(e). While at a macro level, the energy industry improved in fiscal year 2017, our customer’s drilling prospects become economical at different commodity prices. The rigs required by our customers differ by prospect and therefore, the demand and near-term financial results will vary by asset group in the shorter-term. To consider whether there was an impairment indicator, we considered the amount of excess over carrying value from the asset group’s previous impairment recoverability test or appraisals (if applicable), current and recent historical period results, and changes in the forecasted market (e.g., commodity prices, rig count, tendering activity).

Please refer to the Supplemental Memorandum discussed above for further response to your Comment, and which is provided pursuant to Rule 12b-4. We further request that the Freedom of Information Act officer of the Commission accord the Supplemental Memorandum (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83.

4.              To the extent that you have rigs that have remained idle for an extended period or rigs that cannot be upgraded, specify such rigs and the asset groups to which they belong. In addition, provide us with an analysis supporting your conclusion that these rigs did not need to be tested for recoverability during the fiscal year ended September 30, 2017.

Our response to Comment 3 above provides a description of our process for and the results of our review for impairment indicators for each of our rig asset groups. Each of the rigs included in Exhibit I are marketable and suitable for deployment in drilling operations in the current market. Further, we are marketing to customers all rigs within all of our rig asset groups. We perform upgrades and maintenance, when needed, on all of our marketed rigs in order to keep the rigs in operating condition and meet the needs of our customers’ drilling programs. As noted in our response to Comment 2 above, we regularly upgrade our fleet, construct new build rigs, and decommission rigs as customer demands and technology changes.

Please refer to the Supplemental Memorandum discussed above which provides further response to your Comment and is submitted pursuant to Rule 12b-4. We further request that the Freedom of Information Act officer of the Commission accord the Supplemental Memorandum (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83.

5.              For the asset groups that were subject to an impairment recoverability test, explain to us how you have considered providing expanded disclosure under Critical Accounting Policies and Estimates to:

•                  State the percentage or amount by which the undiscounted cash flows exceeded their respective carrying values as of the date of the impairment test;

•                  Discuss qualitative and quantitative information addressing the uncertainty in the key assumptions underlying your impairment assessment (i.e., rig utilization levels, dayrates, etc.); and,

•                  Address the effect of reasonably likely changes to these assumptions.

See Section V of SEC Release No. 33-8350.

We continuously evaluate the need to provide expanded disclosures within the Critical Accounting Policies and Estimates section of our Management Discussion and Analysis of

Financial Condition and Results of Operations in accordance with Section V of SEC Release No. 33-8350. As contemplated in that guidance, in making a determination of the extent of our disclosures related to estimates, we consider the level of materiality, subjectivity, and judgment inherent in our estimates as well as the susceptibility of the estimates to change and have a material impact on our financial condition or operating performance. When determining the level of disclosures to make for the estimates underlying the impairment recoverability tests, we specifically evaluated (i) the significance of the carrying amount of the asset group, (ii) the amount by which the undiscounted cash flows were in excess of the carrying amount of the asset group, (iii) the likelihood of a near-term future impairment (considering the inherent subjectivity of the various key assumptions), and (iv) the potential significance of any impairment, if it were to exist.

Please refer to the Supplemental Memorandum discussed above which provides further response to your Comment and is submitted pursuant to Rule 12b-4. We further request that the Freedom of Information Act officer of the Commission accord the Supplemental Memorandum (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under Rule 83.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us should you require further information or have any questions.

Very truly yours,

/s/ Juan Pablo Tardio
Juan Pablo Tardio
Vice President and Chief Financial Officer
Helmerich & Payne, Inc.

cc:                                Pankaj Sinha

Skadden, Arps, Slate, Meagher & Flom, LLP